The Real Brokerage Offers Healthcare Benefits Resources to its Agents in the U.S. and Canada

The program gives Real's 12,000+ agents access to discounted coverage for themselves and their families

TORONTO & NEW YORK - October 5, 2023 --The Real Brokerage Inc. (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, today announced that it has partnered with Global Benefits Partners in the U.S. and Sterling Capital Brokers in Canada to help its affiliated agents gain access to a wide range of healthcare benefits. The partnership allows Real agents to benefit from group purchasing power, which can translate into more competitively priced insurance options.

As independent contractors, real estate agents have historically had difficulty securing access to healthcare. According to the National Association of REALTORS®, up to one-third of its members go uninsured every year. By offering education and expert planning assistance, Real is attempting to close this gap.

"Gaining access to affordable, quality healthcare plans to protect themselves and their families has been one of our agents' top concerns and one of our key priorities," Real Chairman and Chief Executive Officer Tamir Poleg said. "We are excited to provide access to resources that give our agents across the U.S. and Canada the ability to not only have more choices when it comes to obtaining healthcare coverage, but the expertise of consultants who can help them make informed decisions."

In the U.S., Real agents can work with Global Benefits Partners to educate themselves about and potentially select from curated medical, dental and vision plans, voluntary benefits, disability income insurance and term life insurance at group rates at a savings of up to 35% depending on the plans and coverage they select. In Canada, agents working with Sterling Capital Brokers have the option of selecting supplemental health and dental insurance, wellbeing programs and income replacement insurance that meets their needs.

These partnerships are the latest ways in which Real is creating value for its agents. In addition to offering some of the highest commission splits in the industry, Real provides increased earnings opportunities for agents through a culture that encourages collaboration as well as stock ownership in the company and revenue sharing. Throughout 2023, Real has enhanced its Revenue Sharing Program by making more agents eligible for the program and introducing an industry-first Co-Sponsorship and Willable Revenue Sharing programs.

About Real

The Real Brokerage Inc. (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 49 states, D.C., and four Canadian provinces with more than 12,000 agents. Additional information can be found on its website at www.onereal.com.

Note Regarding Health and Welfare Benefit Consultation Services: The Company is providing certain health and welfare benefit consultation services that may provide savings through the purchasing power of a group program. The Company is not funding the health benefits, and an agent must pay for any health benefits that an agent enrolls in. These benefits are not employment benefits and do not create an employment relationship. Rather, they are intended to enhance the Company's offerings to agents in recognition of how much the Company values its agent relationships.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding the savings and benefits that Real agents can expect to receive by enrolling in benefits through certain health consultants with which Real has a relationship.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, inability for an agent to realize any health benefit savings by enrolling in benefits through certain health consultants with which Real has a relationship, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221